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                                 November 20, 2023

       Zihao Liu
       Chief Financial Officer
       Meiwu Technology Company Ltd
       1602, Building C, Shenye Century Industrial Center
       No. 743 Zhoushi Road , Hangcheng Street
       Bao   an District
       Shenzhen, People   s Republic of China

                                                        Re: Meiwu Technology
Company Limited
                                                            Amendment No. 1 to
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            File No. 001-39803

       Dear Zihao Liu:

              We have reviewed your October 18, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2023 letter.

       Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

       Introduction, page 1

   1. We note your revised disclosure in response to prior comment 1 and we reissue it in part.
                                                        Please revise to
disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
       Item 3. Key Information
       Our Corporate Structure, page 3

   2. We note your revised disclosure in response to prior comment 2 and we reissue it in part.
                                                        Please provide proposed
revised disclosure that your corporate structure involves unique risks to investors and
also please revise to include the title of the relevant risk factor(s) in your cross-reference.
 Zihao Liu
Meiwu Technology Company Ltd
November 20, 2023
Page 2
3. We note your revised disclosure in response to comment 3. Please revise your cross-
         reference to the risk factors to include the title of the risk factor(s) that you are referencing.
4. We note your revised disclosure in response to prior comment 5. In future amendments, please revise to provide a clear graphic of your structure chart. Permission or Approval Required from the PRC Authorities for the VIE's Operation, page 9

5. We note your revised disclosure in response to prior comment 8, specifically we note your
         statement "[i]n summary, we, our subsidiaries, the VIE or the VIE   s
subsidiaries are not
         required to obtain permission or approval from the PRC authorities including CSRC or
         CAC for the operation of the VIE or its subsidiaries, nor have we, our subsidiaries, the
         VIE, or any of the VIE   s subsidiaries received any denial." Please
revise to state whether
         you are relying on the opinion of PRC counsel in making this statement. If you are not relying on the opinion of counsel, please revise to state as much and explain why not. Additionally, where you discuss the risks of uncertainty and consequences of any future actions of the PRC government, please revise to include the risk and related consequences if you do not receive or maintain such permissions or approvals.
D. Risk Factors
Summary of Risk Factors, page 11

6. We note your revised disclosure in response to prior comment 4 and reissue it in part.
         Please also amend your summary risk factors to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets.
Risks Related to Doing Business in the People's Republic of China, page 13

7. We note your revised disclosure in response to prior comment 7 and we reissue it in part.
         Please revise the cross-references in the Summary of Risk Factors to include the title of the risk factor(s) that you are referencing.
Recent Greater oversight by the Cyberspace Administration of China ..., page 34

8. We note your revised disclosure in response to prior comment 12, specifically that you
FirstName LastNameZihao Liu
       were "advised by [y]our PRC counsel, Dacheng ... ." Please revise to disclose whether you
Comapany    NameMeiwu
       are relying on the Technology   Company
                          opinion of counsel      Ltdcontext. If you are not
relying on the opinion
                                              in this
       of counsel,
November           please
            20, 2023 Page revise
                           2     to state as much and explain why not.
FirstName LastName
 Zihao Liu
FirstName LastNameZihao   LiuLtd
Meiwu Technology   Company
Comapany 20,
November  NameMeiwu
              2023     Technology Company Ltd
November
Page 3    20, 2023 Page 3
FirstName LastName
Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited, its subsidiaries and the VIE, page 54

9. We note your revised disclosure in response to prior comment 9 and we reissue it in part. Please revise your selected condensed consolidated financial schedule to include a separate column for the WFOE, Guo Gang Tong, and also revise the schedule to present major line items, including cost of revenue and separate line items for intercompany receivables and investment in subsidiaries. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.
         Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please make corresponding changes to your
         Consolidation of Variable Interest Entity disclosure starting on page F-13 as well.
Management's Report on Internal Control Over Financial Reporting, page 136

10. Please revise to disclose the material weaknesses identified by management in your internal control over financial reporting (ICFR) and the efforts undertaken to remediate consistent with your disclosures on page 45. Refer to Item 308(a)(3) of Regulation S-K.
Note 4 - Acquisitions, page F-24

11. We note your revised disclosures in response to prior comment 17. Please disclose the amounts of revenue and earnings from your 2022 acquisitions since the acquisition date included in the consolidated statements of operations for the year ended December 31,
         2022, and the supplemental pro forma financial information of revenues and earnings from these acquisitions as if these transactions had been completed at January 1, 2022. It appears revenues from technology services were generated from your 2022 acquisition of
         Mahao on June 23, 2022 based on disclosures on pages 103 and 104. Refer to ASC 805-
         10-50-2(h).
12. Referencing the Yuanxing acquisition on December 12, 2022, please reconcile the aggregated purchase price of $2,640,000 for the issuance of 12 million ordinary shares with the disclosure of consideration of $9.6 million (or $.80 per share) for a total of 12 million ordinary shares in Note 12 on page F-29. Also explain how you determined the fair value for the consideration issued on December 12, 2022 as it appears Meiwu's shares were trading at $1.49 per share on that date. Please revise and advise us.
Note 8. Goodwill, page F-25

13. Please reconcile the goodwill impairment charge of $6,596,636 in fiscal year 2022 with the $6,244,555 presented in your consolidated statement of cash flows for the year ended
         December 31, 2022 and the $7,558,289 impairment charge for fiscal year 2022 disclosed on page F-17.
 Zihao Liu
Meiwu Technology Company Ltd
November 20, 2023
Page 4

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Cara Wirth at 202-551-7127 with any other questions.



FirstName LastNameZihao Liu                              Sincerely,
Comapany NameMeiwu Technology Company Ltd
                                                         Division of
Corporation Finance
November 20, 2023 Page 4                                 Office of Trade &
Services
FirstName LastName